SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market – 30/17

Clarification on CVM queries

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells power with shares listed on Brasil, Bolsa, Balcão – B3 (CPLE3, CPLE5, CPLE6), NYSE (ELPVY, ELP) and LATIBEX (XCOP), hereby provides clarifications on the news item published on media channel Valor Online, Company section, on December 01, 2017, entitled “Copel plans to execute a divestment plan starting January”, requested by Official Letter 394/2017/CVM/SEP/GEA-1, sent by CVM – Comissão de Valores Mobiliários on December 01, 2017, which is transcribed below.

____________________________________________________

Official Letter 394/2017/CVM/SEP/GEA-1

Rio de Janeiro, December 01, 2017.

Dear Sir

Adriano Rudek de Moura

Investor Relations Officer of

COMPANHIA PARANAENSE DE ENERGIA

Telefone: (41) 3310-5115

Rua Coronel Dulcídio, 800 - 3º andar

Batel, Curitiba, PR

CEP:  80210-220

Email:  ri@copel.com

Copy to:  emissores@bvmf.com.br

Subject: Request for clarification regarding news item.

Dear Sir,

1.                  We refer to the news item published today by the media channel Valor Online, under the Company section, entitled “Copel plans to execute a divestment plan starting January”, which contains, in summary, the following affirmations:

RIO – Electric company Copel plans to implement an Asset Sale plan starting next January, company executives said on Friday in a conference call with analysts and investors.

According to the executives, a preliminary disinvestment study is already underway. The goal is to put the plan into execution next year, starting in January.

Colíder Hydroelectric Plant

The first turbine at the Colíder hydroelectric plant in northern Mato Grosso state is due to begin commercial operations in May 2018, said Copel's director of finance and investor relations, Adriano Rudek de Moura.

According to him, the second generating unit is expected to begin operations in July 2018 while the third unit should start operating in November 2018.

Notice to the Market – 30/17

2.                  In light of this, we request a statement from the company regarding the veracity of the news article, and if so, comment on information that is considered important on the subject.

3.                  We also remind our obligation set forth in the sole paragraph of article 4 of CVM Instruction 358/02, to inquire the Company's management and controlling shareholders, as well as all other persons with access to relevant facts, with the purpose of ascertaining whether they have knowledge of information that should be disclosed to the market.

4.                  Explanations must be sent through the Empresa.net System, category: Notice to the Market, type: Clarification on CVM/B3 inquiries, subject: News Disclosed in the Media, which shall include the transcript of this letter.

5.                  We point out that, according to the Superintendence of Corporate Relations and its legal attributions, and based on Article 9, item II of Law 6,385/76 and CVM Instruction 452/07, a penalty of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions, will be imposed for failure to comply with the requirements contained in this letter, to be responded  exclusively by e-mail, by 12/04/17, which is provided for in the sole paragraph of article 6 of CVM Instruction 358/02.

            Sincerely,

Electronic document signed by Cláudio José Paulo, Manager, on 12/01/2017, at 5:37 pm, pursuant to article 6, paragraph 1 of Decree 8,539, dated October 08, 2015.

____________________________________________________

In response, COPEL clarifies that such statements were made during the conference call for the third quarter of 2017 results, which was held at 10:00 am on December 01, 2017, based on information and assumptions currently available on the operational and financial performance.

In relation to the divestment plan, this is a preliminary study, and the Company will promptly inform its shareholders and the market in general as soon as the feasibility study, including the definition of assets and values, is finalized and approved by the Board of Directors.

In relation to the Colíder hydroelectric plant, the Company informs that the project suffered impacts to its schedule, in such a way that its commercial generation was revised and the first generating unit is scheduled to being operating in May 2018, while the third and last generating unit is expected to begin operations in November 2018, as stated in the September 2017 Quarterly Information and in the 3Q17 Press Release, both documents filed with the CVM - Comissão de Valores Mobiliários, and available at the Company’s Investor Relations website, on November 29, 2017.

Curitiba, December 04, 2017.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date December 4, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.